Exhibit 12.1

EXCEL TRUST, INC. AND EXCEL TRUST, L.P.

(referred to collectively as “The Company” and “The Predecessor”)

Statement of Computation of Ratios

	The Company				The Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	April 28, 2010 to December 31, 2010	January 1, 2010 to April 27, 2010
Calculation of Earnings:
Add:
Loss (income) from continuing operations	$7,573	$1,710	$(4,521)	$(4,669)	$156
Fixed charges (see below)	19,086	15,893	12,669	3,366	589
Subtract:
Interest capitalized	(142)	(243)	(411)	—	(106)

Total earnings (deficit) before fixed charges	26,517	17,360	7,737	(1,303)	639

Fixed charges:
Interest expense	18,944	15,650	12,258	3,366	483
Interest capitalized	142	243	411	—	106

Total fixed charges	19,086	15,893	12,669	3,366	589
Ratio of earnings to fixed charges	1.39	1.09	—	—	1.08

Deficiency of earnings to fixed charges	$—	$—	$(4,932)	$(4,669)	$—

Preferred stock dividends	$10,976	$10,353	$3,228	$—	$—
Ratio of earnings (loss) to fixed charges and preferred stock dividends	—	—	—	—	1.08

Deficiency of earnings to fixed charges and preferred dividends	$(3,545)	$(8,886)	$(8,160)	$(4,669)	$—